United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2018

Vale S.A.

Praia de Botafogo 186 — 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release Vale announces a cash tender offer for any and all of its 5.625% notes due 2042 Rio de Janeiro, Brazil – June 14, 2018 – Vale S.A. (“Vale”) announces the commencement of an offer to purchase for cash (the “Offer”) any and all of its 5.625% notes due 2042 (CUSIP No. 91912EAA3 / ISIN US91912EAA38) (the “Notes”). The Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated June 14, 2018 (the “Offer to Purchase”). of Notes. The Offer is not contingent upon the tender of any minimum principal amount Principal Amount Outstanding Consideration(1) Title of Security CUSIP / ISIN Nos. CUSIP: 91912EAA3 ISIN: US91912EAA38 5.625% Notes due 2042 US$1,500,000,000 US$1,017.50 (1) The amount to be paid for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, excluding accrued and unpaid interest on the Notes. Indicative Timetable for the Offer: Commencement of Offer Withdrawal Date June 14, 2018 5:00 p.m., New York City time, on June 21, 2018, unless extended by Vale in its sole discretion, except as described in the Offer to Purchase or as required by applicable law. 5:00 p.m., New York City time, on June 21, 2018, unless extended by Vale in its sole discretion. 5:00 p.m., New York City time, on the second Business Day following the Expiration Date. Expected to be on June 25, 2018, unless the Expiration Date is extended by Vale in its sole discretion. Promptly after the Expiration Date. Expected to be June 26, 2018, the third Business Day following the Expiration Date, but subject to change. Promptly after the Guaranteed Delivery Date. Expected to be on June 28, 2018, the third Business Day following the Guaranteed Delivery Date, but subject to change. Expiration Date Guaranteed Delivery Date Settlement Date Guaranteed Delivery Settlement Date The Offer will expire at 5:00 p.m., New York City time, on June 21, 2018, unless earlier terminated by Vale (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes who (i) validly tender and do not validly withdraw their Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase) will be eligible to receive the total consideration of US$1,017.50 per US$1,000 principal amount of Notes tendered (the “Consideration”). Validly tendered Notes may be withdrawn in accordance with the terms of the Offer, at any time prior to 5:00 p.m., New York City time, on June 21, 2018, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law. In addition to the Consideration, holders whose Notes are validly tendered and accepted for purchase pursuant to the Offer will be paid accrued and unpaid interest on the Notes from, and including, the last interest payment date to, but not including, the Settlement Date (as defined in the Offer to Purchase). For the avoidance of doubt, accrued and unpaid interest on the Notes, including the Notes tendered pursuant to the Guaranteed Delivery Procedures, will cease to accrue on the Settlement Date.

Vale has retained BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Santander Investment Securities Inc. to serve as dealer managers and D.F. King to serve as tender and information agent for the Offer. The Offer to Purchase and any related supplements are available at the D.F. King website at https://sites.dfkingltd.com/vale. The full details of the Offer, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (US toll free) or in writing at vale@dfkingltd.com. Questions about the Offer may be directed to BNP Paribas Securities Corp. by telephone at +1 (212) 841-3059 (collect) or +1 (888) 210-4358 (US toll free); J.P. Morgan Securities LLC by telephone at +1 (212) 834-7279 (collect) or +1 (866) 846-2874 (US toll free); Mizuho Securities USA LLC by telephone at +1 (212) 205-7736 (collect) or +1 (866) 271-7403 (US toll free); and Santander Investment Securities Inc. by telephone at +1 (212) 940-1442 (collect) or +1 (855) 404-3636 (US toll free). This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer is being made only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of Vale. None of Vale, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of Vale, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adalgisa Campos da Silva de Queiroz Vieira
Name: Adalgisa Campos da Silva de Queiroz Vieira
Title: Attorney-in-Fact

Date: June 14, 2018	By:	/s/ Bruna Braz Gonçalves Botelho
Name: Bruna Braz Gonçalves Botelho
Title: Attorney-in-Fact